Filed Pursuant to Rule 424(B)(2)
Registration No. 333-158385
PRICING SUPPLEMENT
Dated November 21, 2011
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Underlying Supplement no. 3
dated October 22, 2010)

HSBC USA Inc.
Buffered Fixed Rate Notes

▶ $5,000,000 Buffered Fixed Rate Notes linked to the Russell 2000® Index

▶ 12-month maturity

▶ Coupon payment at maturity of 7.75% per annum

▶ Protection from the first 20% of any losses in the reference asset, subject to the credit risk of HSBC USA Inc.

The Notes (each a "Note" and collectively the "Notes") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying underlying supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement, and page US3-1 of the accompanying underlying supplement no. 3.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security	$1,000	$2.50	$997.50
Total	$5,000,000	$12,500	$4,987,500

[1]See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-10 of this pricing supplement.

HSBC



HSBC USA Inc.
Buffered Rate Fixed Rate Notes
Linked to the Russell 2000® Index

The Notes offered hereby will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and underlying supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or underlying supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo dividend payments during the term of the Notes and, if the Reference Return is negative, lose up to 80% of your principal.**

This pricing supplement relates to an offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security linked to the performance of the Russell 2000® Index (the "Reference Asset") as described below. Although the offering relates to the Russell 2000® Index, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Russell 2000® Index or as to the suitability of an investment in the related Notes. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The Russell 2000® Index (Ticker: RTY)
Trade Date:	November 21, 2011
Pricing Date:	November 21, 2011
Original Issue Date:	November 25, 2011
Final Valuation Date:	November 21, 2012. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be November 27, 2012. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes" in the accompanying underlying supplement.
Coupon Rate:	7.75% per annum
Coupon Payment Date:	November 27, 2012 (the Maturity Date). The Coupon Payment Date is subject to postponement as described under "Description of Notes — Fixed-Rate Notes — If a Payment Date Is Not a Business Day" in the accompanying prospectus supplement.
Payment at Maturity:	On the Maturity Date, for each security, we will pay you (in addition to any accrued and unpaid interest due at maturity) the Final Settlement Value.
Final Settlement Value:	*If the Reference Return is greater than or equal to the Buffer Level,* you will receive a cash payment on the Maturity Date equal to 100% of the Principal Amount.
	If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:
	$1,000 + [$1,000 × (Reference Return + 20%)].
	Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Level. For example, because the buffer protects the first 20% of loss, if the Reference Return is -30%, you will suffer a 10% loss and receive 90% of the Principal Amount. **If the Reference Return is less than the Buffer Level, you may lose up to 80% of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level – Initial Level}}{\text{Initial Level}}$$
Buffer Level:	-20%
Initial Level:	701.90, which was the Official Closing Level of the Reference Asset on the Pricing Date.

Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "RTY<INDEX>", or on any successor page on Bloomberg Professional® service or any successor service, as applicable.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	4042K1TB9 / US4042K1TB98

GENERAL

This pricing supplement relates to an offering of Notes linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the underlying supplement no. 3 dated October 22, 2010. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or underlying supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-3 of the prospectus supplement and page US3-1 of underlying supplement no. 3, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and underlying supplement no. 3) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and underlying supplement no. 3 in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

‣ The underlying supplement no. 3 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055205/v198039_424b2.htm

‣ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

‣ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you (in addition to any accrued and unpaid interest due at maturity) the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than or equal to the Buffer Level, you will receive a cash payment equal to 100% of the Principal Amount of the Notes.

If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 20%)].

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below the Buffer Level. For example, because the buffer protects the first 20% loss, subject to the credit risk of HSBC, if the Reference Return is -30%, you will suffer a 10% loss and receive 90% of the Principal Amount. **You should be aware that if the Reference Return is less than the Buffer Level, you may lose up to 80% of your investment.**

Coupon Payment

On the Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid the coupon payment of (a) $1,000 multiplied by (b) 7.75%. The expected Coupon Payment Date is November 27, 2012 (which is also the expected Maturity Date). The Coupon Payment Date is subject to postponement as described under "Valuation Dates" in the accompanying underlying supplement no. 3. For information regarding the record dates applicable to the Coupon paid on the Notes, please see the section entitled "Recipients of Interest Payments on page S-18 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Reference Sponsor

The Russell Investment Group is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe the Final Level of the Reference Asset will not decline by more than 20% on the Final Valuation Date as compared to its Initial Level.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon payment being offered with respect to the Notes.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than -20%.

▶ You are willing to forgo dividends or other distributions paid to holders of stocks comprising the Reference Asset.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You do not prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Final Level of the Reference Asset will decline by more than 20% on the Final Valuation Date as compared to its Initial Level.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon payment being offered with respect to the Notes.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below -20%.

▶ You seek an investment that provides a full return of principal.

▶ You prefer a product that provides upside participation in the Reference Asset, as opposed to the coupon payment being offered with respect to your Notes.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on any stocks comprising the Reference Asset.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page US3-1 of underlying supplement no. 3. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement; and

▸ "— There are Risks Associated With Small-Capitalization Stocks" in underlying supplement no. 3.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full Principal Amount of the Notes at maturity. You will be exposed to the decline in the Reference Return beyond the Buffer Level of -20%. Accordingly, if the Reference Return is less than -20%, your Payment at Maturity will be less than the Principal Amount of your Notes. You may lose up to 80% of your investment at maturity if the Reference Return is negative.

Your return on the Notes is limited to the Principal Amount plus any accrued coupon regardless of any appreciation in the value of the Reference Asset.

Unless the Reference Return is below the Buffer Level, for each $1,000 Principal Amount of Notes, you will receive $1,000 at maturity plus any unpaid coupon payment, regardless of any appreciation in the value of the Reference Asset, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Final Level of the Reference Asset on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your Notes. With respect to the Notes, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes, including the coupon payment due at maturity, to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Initial Level: 701.90

▸ Buffer Level: -20%

▸ Coupon Rate: 7.75% per annum

▸ Coupon Payment at Maturity: $77.50

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Final Settlement Value	Coupon Payment due at Maturity	Total Payment on the Notes	Hypothetical Return on the Notes
1,403.80	100.00%	$1,000.00	$77.50	$1,077.50	7.75%
1,263.42	80.00%	$1,000.00	$77.50	$1,077.50	7.75%
1,123.04	60.00%	$1,000.00	$77.50	$1,077.50	7.75%
982.66	40.00%	$1,000.00	$77.50	$1,077.50	7.75%
912.47	30.00%	$1,000.00	$77.50	$1,077.50	7.75%
842.28	20.00%	$1,000.00	$77.50	$1,077.50	7.75%
807.19	15.00%	$1,000.00	$77.50	$1,077.50	7.75%
772.09	10.00%	$1,000.00	$77.50	$1,077.50	7.75%
759.81	8.25%	$1,000.00	$77.50	$1,077.50	7.75%
737.00	5.00%	$1,000.00	$77.50	$1,077.50	7.75%
715.94	2.00%	$1,000.00	$77.50	$1,077.50	7.75%
708.92	1.00%	$1,000.00	$77.50	$1,077.50	7.75%
701.90	**0.00%**	**$1,000.00**	**$77.50**	**$1,077.50**	**7.75%**
694.88	-1.00%	$1,000.00	$77.50	$1,077.50	7.75%
687.86	-2.00%	$1,000.00	$77.50	$1,077.50	7.75%
666.81	-5.00%	$1,000.00	$77.50	$1,077.50	7.75%
631.71	-10.00%	$1,000.00	$77.50	$1,077.50	7.75%
596.62	-15.00%	$1,000.00	$77.50	$1,077.50	7.75%
561.52	**-20.00%**	**$1,000.00**	**$77.50**	**$1,077.50**	**7.75%**
507.12	-27.75%	$922.50	$77.50	$1,000.00	0.00%
491.33	-30.00%	$900.00	$77.50	$977.50	-2.25%
421.14	-40.00%	$800.00	$77.50	$877.50	-12.25%
280.76	-60.00%	$600.00	$77.50	$677.50	-32.25%
140.38	-80.00%	$400.00	$77.50	$477.50	-52.25%
0.00	-100.00%	$200.00	$77.50	$277.50	-72.25%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes. In addition to the Final Settlement Value, at maturity you will receive a coupon payment of $77.50.

Example 1: The level of the Reference Asset increases from the Initial Level of 701.90 to a Final Level of 772.09.

Reference Return:	10.00%
Final Settlement Value:	**$1,000.00**

Although the Reference Return is positive, you will not participate in increases in the Reference Asset. Since the Reference Return is greater than Buffer Level, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of Notes.

Example 1 shows that you will receive the return of your principal investment if the Reference Return is greater than the Buffer Level, but you will not participate in increases in the Reference Asset above the Initial Level.

Example 2: The level of the Reference Asset decreases from the Initial Level of 701.90 to a Final Level of 631.71.

Reference Return:	-10.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Level, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of Notes.

Example 2 shows that you will receive the return of your principal investment if the Reference Return is negative but greater than the Buffer Level.

Example 3: The level of the Reference Asset decreases from the Initial Level of 701.90 to a Final Level of 421.14.

Reference Return:	-40.00%
Final Settlement Value:	**$800.00**

Here, the Reference Return is -40.00%. Because the Reference Return is less than the Buffer Level of -20%, the Final Settlement Value would be $800.00 per $1,000 Principal Amount of Notes calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 20\%)]$$
$$= \$1,000 + [\$1,000 \times (-40.00\% + 20\%)]$$
$$= \$800.00$$

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Asset beyond the Buffer Level of -20%. YOU MAY LOSE UP TO 80% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

THE RUSSELL 2000® INDEX ("RTY")

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of October 31, 2011 were: Financial Services, Technology, Consumer Discretionary, Producer Durables, and Health Care.

For more information about the RTY, see "The Russell 2000® Index" on page US3-8 of the accompanying underlying supplement no. 3.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the monthly historical closing levels from November 21, 2006 through November 21, 2011. The closing level for the RTY on November 21, 2011 was 701.90. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the offering price set forth on the cover page of this pricing supplement and will receive underwriting discounts and commissions of up to 0.25%, or $2.50, per $1,000 Principal Amount of Notes. HSBC Securities (USA) Inc. may allow selling concessions on sales of such Notes by other brokers or dealers of up to 0.25%, or $2.50, per $1,000 Principal Amount of Notes.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on page PS-2 of this document, which is expected to be the third business day following the Trade Date of the Notes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. In the opinion of Sidley Austin LLP, special U.S. tax counsel to us, the following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "Certain U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach and the balance of this summary so assumes. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. We intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Please see the discussion under the heading "Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest" in the accompanying prospectus supplement for the U.S. federal income tax considerations applicable to non-contingent debt instruments.

As described in the prospectus supplement under "Certain U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit," for purposes of dividing the 7.75% per annum Coupon Rate on the Notes among interest on the Deposit and Put Premium, 1.10% constitutes interest on the Deposit and 6.65% constitutes Put Premium.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$5,000,000 Buffered Fixed Rate Notes Linked to the Russell 2000® Index

November 21, 2011

PRICING SUPPLEMENT